[CERAGON LETTERHEAD]








                                                               December 17, 2001


Mr. Zohar Zisapel



Dear Zohar:

       I am pleased to inform you that on October 23, 2001, the Board of Directors of Ceragon Networks LTD. (the "Company") has decided to grant to you 75,000 options under its Consultants and Directors Option Plan, with a vesting period of three years, 33.3% to be vested at the end of each year you continue to act as a member of the Board of the Company, effective October 23, 2001. The exercise price will be $2.00 per share. The plan is attached hereto.

This letter replaces any previous letter sent to you in this regard, and any such previous letter is void and canceled.


Sincerely,

/s/Shraga Katz
------------------------
Shraga Katz
CEO
Ceragon Networks LTD.